

September 6, 2011

Via Email
Mr. Michael J. McElroy
General Counsel
Home Loan Servicing Solutions, Ltd.
2002 Summit Boulevard, Sixth Floor
Atlanta, Georgia 30319

**Re: Home Loan Servicing Solutions, Ltd.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 10, 2011
File No. 333-172411**

Dear Mr. McElroy:

We have reviewed your amended registration statement and response letter dated August 10, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General Comments

1. We note that you have identified a number of exhibits that you intend to file at a later date. File the exhibits as soon as possible to facilitate our review of the registration statement.

2. File the report by MIAC as an expert opinion and include the appropriate consent. Refer to Securities Act Rule 436 and Item 509 of Regulation S-K.

3. We note your disclosure beginning on page 26. Please provide us with your analysis supporting your disclosure that Home Loan Servicing Solutions is not an investment company under the Investment Company Act of 1940, or is otherwise exempt from the provisions of the Act.

Cover Page

4. We note that you have listed the number of shares you are offering in response to comment 2 of our letter dated April 6, 2011. Refer to the second sentence of comment 2 as you review the entire prospectus to update and include any amounts that are contingent on the number of shares being offered. In particular, please fill in the table on the cover page and the information in Use of Proceeds.

Prospectus Summary

Our Company, page 1

5. We note your response to comment 7 of our letter dated April 6, 2011. Please note that you will be required to include this information prior to any distribution of the prospectus.

6. We note that you have changed the structure of the transaction from acquiring mortgage servicing rights to acquiring the rights to receive the mortgage servicing fees. We also note that the lack of consents appears to be to your advantage, since, prior to the transfer, Ocwen Loan Servicing will be obligated to service the mortgage loans but will not receive the monthly servicing fee until after ownership of the Initial Mortgage Servicing Rights is transferred to you. Please provide additional detail regarding all fees and the division of all cash flows from the pool of mortgage servicing rights during any period in which Home Loan Servicing Solution is not the owner of the mortgage servicing rights.

The Acquisition of the Initial Purchased Assets, page 3

7. We note your disclosure on page 4 that one of the rating agencies from whom a rating confirmation is required has indicated that it would not provide a confirmation primarily because you are a newly formed entity with no demonstrated operating history. Please tell us whether the rating agency indicated a time frame when they would be willing to consider issuing the confirmation based on your operating history and please provide management's view as to how long this could potentially take.

Summary Consolidated Financial Data, page 12

8. We note that your presentation of the unadjusted balance sheet data giving effect to the completion of the Offerings and the Initial Acquisition as if they had been completed at June 30, 2011 is incomplete. Please revise your narrative description on page 12 and the unadjusted balance sheet presentation on page 13 to include quantitative information as well as detailed explanations of the components of each adjustment

Risk Factors

Regulatory scrutiny regarding foreclosure processes, page 30

9. We reissue comment 13 of our letter dated April 6, 2011. Where the impact of a law is subjective, please include management's view of the overall impact of changes in the law upon your ability to operate. Make consistent changes to your Management's discussion, including a more detailed presentation, if necessary.

10. Either in this risk factor or in another risk factor, discuss the impact of lengthening the period that homes are in foreclosure upon your cash flows, including the need to use cash to advance payments and the timing of incoming cash flows, including fees. For instance, please refer to the impact on the cash flows on the assets that you intend to purchase from Ocwen.

We will be required by Section 404 of the Sarbanes-Oxley Act…, page 35

11. We reissue comment 9 of our letter dated April 6, 2011 with respect to the heading of this risk factor. Your revised risk factor should discuss any factors that management believes may result in the determination that you have a material weakness.

The Concurrent Private Placement, page 40

12. We note your response to comment 17 of our letter dated April 6, 2011. Please file a form of Mr. Erbey's lock-up agreement as an exhibit to your prospectus.

Use of Proceeds, page 41

13. We note that you have referred readers of the prospectus to MD&A for a description of certain information that is required to be included in this section. Please refer to Item 504 of Regulation S-K and revise your disclosure as appropriate to include all of the information that is required to be included in this section.

Capitalization, page 43

14. Please revise your capitalization table to include quantitative information as well as detailed explanations of the components of each adjustment.

Management's Discussion and Analysis of Financial Condition, page 49

15. Revise this section to discuss management's view of the impact of proposed regulation, including the risk retention requirements proposed by the OCC and other regulators upon both your ability to generate free cash flow in order to meet your dividend payment targets, and upon the pricing of mortgage servicing rights.

16. Revise your Management's Discussion to present management's view, including supporting evidence, of the size of the transfer market for mortgage servicing rights. In particular, please discuss actual sales of mortgage servicing rights. Discuss the extent to which management has had any negotiations with entities other than Ocwen to purchase mortgage servicing rights.

17. Revise your disclosure to discuss management's view of your long term operating strategy. In particular, discuss how HLSS will operate as the outstanding principal amounts of the mortgages underlying your servicing rights continue to decline. Also, discuss management's view of the total outstanding principal amount outstanding that you require in order for your business to be sustainable.

18. Revise your disclosure to clarify how you intend to finance the acquisition of the initial mortgage servicing rights portfolio or any subsequent financing of a portfolio pools. We note your reference to matched funding, presumably from your financing facility. To the extent that you intend to rely upon this facility, please address management's view of the adequacy of the facility to finance the acquisition of the pool and to meet your needs to fund advances for cash flows payable to the underlying owners of the mortgage assets. Please also address management's view of the need for additional advances in the event that the underlying mortgages undergo additional credit dislocation as a result of weakness in the overall economy.

Significant Assets and Liabilities – Mortgage Servicing Assets, page 54

19. We note your disclosure on page 49 that you generally intend to value and account for the related Rights to MSRs and any Initial Mortgage Servicing Rights you may own in the future in a similar fashion. We also note your disclosure on page 55 that your valuation of these assets is made without regard to the owner of the Mortgage Servicing Assets, and that you do not anticipate that this valuation would change when legal ownership of any Initial Mortgage Servicing Rights are transferred to you. Please provide us with an accounting analysis that details all of the facts and circumstances and the specific accounting guidance that you considered to support your conclusion that these assets should be valued and accounted for in the same manner.

The Proposed Business

Our Business Model, page 74

20. We note your disclosure on page 75 that you expect servicing fees you receive and the fee expenses you incur will result in a consistent gross servicing margin percentage of 39 basis points of the unpaid principal balance of the mortgage loans related to your Mortgage Servicing Assets. We also note your disclosure on page 77 that the initial mortgage servicing rights entitle you to 50 basis points on the unpaid principal balance of the mortgage loans serviced and that you will pay Ocwen a monthly base fee equal to 12% of the servicing fee revenue the servicer collects for that month as well as a

performance based incentive fee to the extent the servicing fee revenue that the servicer collects for a given month exceeds the retained fee, which is an amount initially equal to 39 basis points of the average unpaid principal balance of the mortgage loans serviced. Please revise your disclosure throughout the filing to provide additional clarity describing how you calculated gross margin and in particular, how you will be able to consistently generate a gross margin of 39 basis points in light of the aforementioned fees.

Legal Proceedings, page 96

21. We note your response to comment 34 of our letter dated April 6, 2011. Your disclosure states that there is no "litigation" currently pending. Revise to state, if true, that there are no "legal proceedings" currently pending. Refer to Item 103 of Regulation S-K.

Management

Director Independence, page 99

22. We note your response to comment 37 of our letter dated April 6, 2011. Please explain why you are unable to make a determination as to the independence of each board member until the completion of the offering.

Director Compensation, page 102

23. Please tell us how you determined the annual retainer and additional payments listed on page 154 given the fact that you do not have an operating history.

Executive Compensation

Elements of Compensation, page 103

24. We note your disclosure on page 158 that executive officer base salaries were determined in part by what those executive officers were paid by Ocwen. Please expand your disclosure to describe how the salaries were adjusted from the salaries paid by Ocwen and the basis for each adjustment.

Certain Relationships and Related Party Transactions,

Purchase Agreement, page 109

25. We note your disclosure that you will pay Ocwen Loan Servicing a monthly base fee equal in the aggregate to 12% of the servicing fee revenue recognized for that month with respect to the Initial Mortgage Servicing Rights. Please revise to provide the anticipated dollar value involved in the transaction, based on past performance of the mortgage servicing assets. Please make corresponding revisions to your disclosure regarding the Subservicing Agreement.

Subservicing Agreement, page 109

26. We note your disclosure that Ocwen Loan Servicing will receive a monthly performance based incentive fee to the extent the servicing fee revenue for a given month exceeds the retained fee. Please revise to disclose the amount of this fee immediately upon consummation of the agreement.

Ocwen Professional Services Agreement, page 110

27. We note your disclosure that the fees you charge Ocwen Loan Servicing will be based on the actual costs you incur plus an additional markup to be agreed by the parties. Please provide more information regarding the fees to be charged, and please tell us when the additional markup will be agreed upon by the parties. Please make corresponding revisions to your disclosure regarding the Altisource Administrative Services Agreement.

Material Cayman Islands and United States Federal Income Tax Considerations, page 121

28. Revise this section to discuss how a shareholder makes a QEF election, including the timelines for making the election with regard to shares acquired in the initial offering of your shares.

29. Revise this section to discuss the tax treatment for shareholders in the event that you are not treated as a PFIC.

Taxation of the Issuer, page 122

30. We note your disclosure that you do not expect to be treated as engaged in a trade or business in the United States and thus do not expect to be subject to U.S. federal income taxation. Please revise your disclosure to explain in detail why you do not believe that you will be treated as engaged in a trade or business in the United States including an analysis of your status prior to the receipt of the third party consents that will enable you to obtain the Initial Mortgage Servicing Rights. Further, please provide your analysis as to how the assemblage of your executive management team from Ocwen will not constitute a transfer of workforce in place, and whether you are subject to section 367(d) of the tax code.

Enforceability of Civil Liabilities, page 126

31. Substitute "in the Cayman Islands" for "in each respective jurisdiction," or else identify the other jurisdiction to which you refer, in the last bulleted statement regarding whether Cayman Islands courts would entertain original actions against you or your officers and directors predicated upon the securities laws of the United States.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Phippen at (202) 551-3697 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   Via Email
        Mr. Phillip J. Niehoff
        Mayer Brown LLP